UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005

                              GRUPO TELEVISA, S.A.
               -------------------------------------------------
              (Translation of registrant's name into English)

       Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
     ---------------------------------------------------------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                                                         Press Release
[Logo - Televisa]                                        For Immediate Release

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               GRUPO TELEVISA, S.A. ANNOUNCES CONSUMMATION OF
             OFFERING OF U.S. $400 MILLION AGGREGATE PRINCIPAL
                   AMOUNT OF 6.625% SENIOR NOTES DUE 2025

Mexico City, March 18, 2005- Grupo Televisa, S.A. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) today announced that it consummated its offering of U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025.

Televisa plans to use the net proceeds from this note offering, together with cash on hand, to fund its tender offers for any or all of its U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011 and its Ps.3,839 million (equivalent to approximately U.S.$337 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007. As of 10:00 am New York City time today, approximately U.S.$145 million aggregate principal amount of Televisa's 8.00% Senior Notes due 2011 had been tendered, and approximately Ps.2,899 million (equivalent to approximately U.S.$260 million) aggregate principal amount of Televisa's 8.15% UDI-denominated Notes had been tendered. The tender offer for the 8.00% Senior Notes due 2011 expires at 5:00 pm, New York City time, on Monday, March 21, 2005, and the tender offer for the 8.15% UDI-denominated Notes due 2007 expires at 12:00 pm, Mexico City time, on Wednesday, March 23, 2005.

The 6.625% Senior Notes due 2025 have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release does not set forth all the terms and conditions of the tender offer for the 8.00% Senior Notes due 2011, which was made only pursuant to the Offer to Purchase dated March 15, 2005, or the terms of the tender offer for the 8.15% UDI-denominated Notes, which was made only pursuant to a Public Offer to Purchase, dated March 15, 2005.

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    ###

CONTACTS:
     INVESTOR RELATIONS:
     Michel Boyance / Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000


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                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  March 18, 2005                    By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President